February 1, 2010
VIA EDGAR AND FACSIMILE (703) 813-6985
Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jong Ho Hwang

Re:	Biofield Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Forms 10-Q for the Quarterly Periods Ended March 31, 2009, June 30, 2009 & September 30, 2009 File No. 000-27848
Dear Mr. Hwang:
On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 5, 2010, addressed to Mr. Hong, the Company’s Chief Executive Officer, with respect to the Company’s filings on Form 10-K for the fiscal year ended December 31, 2008 Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.
The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the amended Form S-1 have been referenced.
Form 10-K for the fiscal year ended December 31, 2008
Consolidated Statement of Stockholders’ Deficit, page F-5
Note 12 — Stockholders’ Equity, page F-21
1. We note your response to our prior comment 3. Please tell us the reason that you have included the stock awards listed in the table in the response and how these amounts agree with the 19.2 million shares valued at $8.7 million discussed on page 21. In addition, tell us how you valued and accounted for the common and preferred stock issued upon the debt conversion.

Response:
We are revising our response to correctly address the comment as follows:
The 19,106,840 common shares were valued at the closing stock price of the date of grant, July 31, 2008, totaling approximately $8.4 million. The closing stock price was $0.44 on July 31, 2008. The 100,000 common shares issued for an outstanding subscription agreement and 160,000 common shares issued for the service contract amount of $160,000 were valued at $1.00 per share on August 22, 2008 and totaled $260,000.
The following journal entries were recorded for the common stock issuances and total approximately $8.7 million.
BIOFIELD CORP.
(A Development Stage Company)
EXPLANATION OF JOURNAL ENTRIES RECORDED FOR STOCK ISSUANCES

Debit	Consulting Expense	44,000.00
Credit	Common stock		1,000.00
Credit	APIC		43,000.00
To Record 100,000 shares of common stock issued for consulting services; valued at $0.44 on July 31, 2008.

Debit	Consulting Expense	160,000.00
Credit	Common stock		1,600.00
Credit	APIC		158,400.00
To Record 160,000 shares of common stock issued for consulting services, in lieu of $160,000 consulting agreement.

Debit	Consulting Expense	8,363,009.60
Credit	Common stock		190,068.40
Credit	APIC		8,172,941.20
To Record 19,006,840 shares of common stock issued for consulting services; valued at $0.44 on July 31, 2008.

Debit	Stock Subscription	100,000.00
Credit	Common stock		1,000.00
Credit	APIC		99,000.00
To Record 100,000 shares of common stock issued per outstanding stock subscription agreement.
We have amended the Form 10-K A2, for the fiscal year ended December 31, 2008, Note 12 — Stockholders’ Equity, page 12, as follows:
On July 31, 2008, 19,266,840 common shares were issued to consultants for consulting services in lieu of cash compensation for a value of $8,407,009 based on the market price that day of $0.44 per common share. On August 22, 2008, 160,000 common shares were issued to a consultant for consulting services in lieu of cash compensation for a value of $160,000 based on a consulting agreement. Total compensation in 2008 of the 19,426,840 common shares issued in lieu of cash compensation was $8,567,009.

On August 22, 2008, 100,000 common shares were issued per an outstanding stock subscription agreement for a value of $100,000 based upon the subscription agreement price of $1.00 per common share.
Exhibits 31.1 and 32.1
2. We note that the certifications filed in your Form 10-K amended on December 22, 2009 are not properly dated. Please amend your filing to include properly dated certifications alone with all the required items of your annual report.
Response:
The Company has filed an amended Form 10-K A2 to include properly dated certifications.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Item 4T. Controls and Procedures, page 12
3. We note the disclosure under Changes in Internal Control Over Financial Reporting that management conducted “an evaluation of Biofield’s internal controls over financial reporting...” during the third fiscal quarter. As we note that you are only required by Item 308 and 308(T) of Regulation S-K to provide management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, please tell us whether such an assessment was performed as of September 30, 2009 and, if so, revise to provide a clear conclusion of the effectiveness of internal control over financial reporting as described in Exchange Act Rules 13a-15(f). Otherwise, please revise to remove the disclosure regarding the evaluation or assessment of internal control over financial reporting as of September 30, 2009.
Response:
We have revised our filings to provide a clear conclusion of the effectiveness of internal control over financial reporting as described in Exchange Act Rules 13a-15(f).
4. We also note the discussion on page 12 that “as a result of this conclusion, the Company initiated changes in internal control.” Please revise to discuss the specific changes in internal control made during the third fiscal quarter.
Response:
Under the caption “Lack of Adequate Accounting Staff’, on page 12; our filing explained as follows:
As a result, the Company took steps to address its understaffed finance and accounting team to correct this material weakness. The Company engaged an independent contractor with extensive
CFO-level management and SEC reporting experience in public companies. The Company feels this addition to the Company’s finance and accounting team will improve the quality of future period financial reporting.

Exhibits 31.1 and 32.1
5. We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file an amendment to the Form 10-Q for the third quarter of fiscal 2009 to include certifications that include the required paragraphs.
Response:
The Company has filed an amended Form 10-Q for the period ended September 30, 2009 to include certifications that include the required paragraphs referenced in the Commission’s comment.
Other
6. We note that your response did not include the written statements from the company acknowledging the bulleted items in the September 14, 2009 comment letter. Please include these acknowledgements in your response.
Response:
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Bruce Hong
David Bruce Hong

* * *
If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,
/s/ Richard A. Friedman
Richard A. Friedman

cc: Mr. David Bruce Hong,
Chief Executive Officer